Exhibit 99.1
Glass House Brands Reports Record Setting Fourth Quarter 2024 Financial Results
-Full year net revenue was $200.9 million, a 25% increase year-over-year
-Fourth quarter revenue was $53.0 million, up 31% year-over-year reflecting over 20% growth in all three business segments
-Fourth quarter adjusted EBITDA was $9.0 million, up 139% year-over-year
-Biomass production was 165,074 pounds in the fourth quarter, up 60% year-over-year
-Fourth quarter cost per equivalent dry pound of production was $110, down from $121 per pound for the equivalent period last year
-Fourth quarter consolidated gross profit margin was 43%, compared to 45% in Q4 2023
-Cash and restricted cash balance rose to $36.9 million on December 31, 2024, compared to $35.1 million on September 30, 2024
-Conference call to be held today March 25, 2025, at 5:00 p.m. ET
LONG BEACH, Calif and TORONTO, March 25, 2025 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for the fourth quarter and year ended December 31, 2024.
Fourth Quarter 2024 Highlights
(Unless otherwise stated, all results and dollar references are in U.S. dollars)
•Revenue of $53.0 million, an increase of 31% from $40.4 million in Q4 2023.
•Gross Profit was $22.8 million, compared to $18.0 million in Q4 2023.
•Gross Profit Margin was 43%, compared to 45% in Q4 2023.
•Adjusted EBITDA1 was $9.0 million, compared to $3.8 million in Q4 2023.
•Operating Cash Flow was $8.2 million, compared to $1.4 million in Q4 2023.
•Equivalent Dry Pound Production2 was 165,074 pounds, up 60% year-over-year.
•Cost per Equivalent Dry Pound of Production3 was $110 per pound, a decrease of 9% compared to the same period last year.
•Cash, Restricted Cash and Cash Equivalents balance was $36.9 million at year-end versus $35.1 million at the end of Q3 2024.
Management Commentary
“2024 was another year of meaningful development for Glass House Brands positioning the Company for its next wave of expansion in the years ahead,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “We commenced commercial operation of Greenhouse 5 in January, completing Phase II expansion at our SoCal Farm. Greenhouse 5 had its first full quarter of production and sales in Q2 and since that time, production volumes, quality and yields from this facility have all substantially exceeded our original expectations. In the fourth quarter, we began Phase III expansion, including the retrofit of Greenhouse 2 along with investments in related support facilities. We expect initial revenues from this facility by year-end, with production estimated at 275,000 pounds in its first full year of operation while generating consistently high-quality cannabis flower bringing total annual capacity to more than 1 million pounds of biomass.”
“We exited the year strongly, with fourth quarter results exceeding our initial guidance across most of our key metrics including revenue, gross profit margin, cultivation cost per pound, average selling price, adjusted EBITDA and operating cash flow. Consolidated fourth quarter revenue rose 31% year-

over-year, reflecting over 20% growth in all three business segments. Our fourth quarter cultivation cost was $110 per pound, a considerable improvement compared to our original expectation of $125 per pound. For the full year, our cost of cultivation decreased 10% annually to $123 per pound. This decline represents an acceleration in the rate of cost reduction compared to 2023, when our cultivation costs fell by 6%.”
“Our retail and CPG teams also delivered strong quarterly results, including our best quarter for CPG wholesale revenues since the end of our distribution relationship with Herbl. Retail dispensary revenue grew 23% year-over-year to $12 million, which is particularly impressive given the highly competitive / destructive California retail sales market, which has shown negative growth since 2022 per Headset Data. These results reflect the strategic product initiatives we implemented throughout 2024, including our retail dispensary strategic pricing plan and the decision to focus on our top CPG brands specifically Glass House Farms, PLUS Products and Allswell.”
“In addition to these initiatives, we have also taken steps to strengthen our balance sheet. Recently, we secured a new $50 million senior secured credit facility that strengthens our balance sheet, significantly improves our cash flow and pushes out the maturity of our senior secured debt into 2030. This transaction was completed at attractive terms on par with non-cannabis businesses, which speaks to our lender’s confidence in our vision for this company’s continued expansion. Having said that, even with this greater financial flexibility, in 2025 managing costs and expenses will remain a priority as that is baked into our corporate DNA.”
“Looking ahead, in 2025 while we plan for pricing pressure in California to persist in the near-term, we will continue to drive operational efficiencies, execute on our strategic product initiatives and place emphasis on our leading brands to drive further growth throughout our retail, CPG and wholesale businesses. We have a winning strategy and even with our outperformance in 2024, we believe we are well positioned for above market growth this year. At the same time, we have obtained our hemp license for Greenhouse 4 and are actively growing and testing hemp-derived cannabis. It is clear that there is massive demand throughout the country, and we are confident that we could sell everything we grow, that is 2018 Farm Bill compliant. We intend to formalize our plans here by the second quarter of this year. Further, our Phase III investment plans remain unchanged, regardless of our plans for hemp,” Mr. Kazan concluded.
Subsequent Events
•Glass House Brands Announces New $50 Million Senior Secured Loan
•Glass House Brands Named to 2025 OTCQX Best 50 for the Second Year in a Row
Q4 2024 Financial Results Discussion
Revenues for Q4 2024 were $53.0 million, representing growth of 31% compared to the year-ago period, and a 17% decrease from Q3 2024. All three business segments delivered more than 20% year-on-year growth. The sequential decline was consistent with historical seasonal trends.
The wholesale biomass business achieved revenue of $36.3 million, accounting for 68% of total revenue and increasing 36% versus the same period in 2023 and down 24% sequentially on seasonal trends. Biomass production grew by 60% year-over-year to reach 165,074 pounds.
Retail and CPG revenue combined increased 5% sequentially and 23% year-on-year to $16.8 million, reflecting the continued success of our retail strategic pricing initiative and consumer demand for our brands. It is also the fourth consecutive quarter that retail and CPG revenue have outperformed our guidance, despite the current highly promotional and price-driven retail landscape.

Q4 2024 retail revenue was $11.8 million, versus $11.2 million in the previous quarter and up 23% compared to $9.6 million the fourth quarter last year. Retail gross profit margin was 46% in the fourth quarter, up 2% percentage points from 44% in the third quarter reflecting our cost savings initiatives.
Wholesale CPG revenues were $5.0 million, representing 4% sequential and 22% year-over-year growth.
Fourth quarter consolidated gross profit was $22.8 million, compared to $18.0 million for the year-ago period and $33.4 million in Q3 2024. Gross profit margin was in line with guidance at 43% and compared to 45% in the fourth quarter of 2023 and 52% in the third quarter of 2024.
Average selling price was $220 per pound, compared to guidance of $195 to $220 per pound and to $272 in the fourth quarter of 2023.
General and administrative expenses were $14.8 million for the fourth quarter of 2024, up 11% from $13.3 million last year and 3% from $14.4 million in the third quarter.
Sales and marketing expenses were $0.64 million, roughly flat with $0.63 million during the same period last year and up slightly from $0.62 million in the prior quarter.
Professional fees were $1.4 million in Q4, compared to $0.9 million in Q3 2024 and $1.9 million in Q4 2023.
Depreciation and amortization in Q4 2024 were $3.9 million, up from $3.7 million in Q3 and up from $3.5 million in the same period last year.
Adjusted EBITDA was $9.0 million, down from a record high of $20.4 million in the third quarter of 2024 but up from $3.8 million versus the same period last year.
Operating cash flow was $8.2 million, compared to $1.4 million in the year-ago period and $13.2 million in the third quarter of 2024.
As of December 31, 2024, the Company had $36.9 million of cash and restricted cash, up from $35.1 million at the start of the fourth quarter. The Company spent $2.6 million in capex in the fourth quarter, which was mostly for Phase III expansion at Camarillo. The Company also paid $1.9 million in preferred stock dividend payments and $1.9 million in principal on the WhiteHawk loan in line with the terms of the credit facility before replacing it with our recently announced new $50 million senior secured loan which closed on February 28, 2025.
Year End 2024 Financial Results Discussion
Revenues for 2024 were $200.9 million, an increase of 25% from 2023, primarily driven by increased wholesale biomass production and sales from the Company’s SoCal Farm.
Wholesale biomass revenue was $139.1 million, increasing 32% versus 2023.The Company sold a record high 568,000 pounds of wholesale biomass in 2024 versus 339,000 pounds in 2023, a 68% increase. Average selling price was $245 per pound during 2024, down 21% vs. 2023. Production grew 71% to 608,500 pounds, also a record high.
Retail revenue reached $43.8 million and increased by 12% versus 2023.
Wholesale CPG revenues were $18.0 million, compared to $16.1 million in 2023.

Full year consolidated gross profit was a record high $97.4 million, up 20% versus $81.0 million in 2023. Full year gross profit margin was 48%, a decline of only 2 percentage points compared to 50% in 2023 despite the meaningful broader price declines. The resilience of our gross profit margin despite the 21% drop in average selling price was enabled by a reduction in cultivation costs, tight cost management within retail operations and cost savings initiatives in our CPG supply chain and manufacturing processes.
General and administrative expenses were $60.1 million in 2024 compared to $52.9 million in 2023, an increase of 14%.
Our efforts to minimize operating expenses paid off again in 2024, as cash operating expenses, which exclude impairment charges, depreciation and amortization and stock compensation were $57.2 million, increasing by only 3% year-on-year. This is the second straight year in which cash operating expense was well below top line growth.
Sales and marketing expenses were $2.4 million, down 15% compared to $2.8 million in 2023.
Professional fees were $7.8 million, up 6% compared to $7.3 million in 2023.
Depreciation and amortization for the full year 2024 was $15.0 million compared to $14.6 million for the full year 2023.
For the full year, we generated a record high of $40.3 million of Adjusted EBITDA or a 20% Adjusted EBITDA margin. This compared to 2023 Adjusted EBITDA of $24.5 million.
Full year 2024 operating cash flow was $28.4 million, a $5.2 million increase versus $23.2 million in 2023. In both cases, the increase was primarily attributable to the increase in revenue and improvement in gross profit margin despite start-up working capital investment in Greenhouse 5.
2025 Outlook
The Company is providing the following guidance for the first quarter of 2025 based on the strength of fourth quarter and year end results and current trends in 2025. This guidance does not contain any operating impact from the Greenhouse 2 expansion.
Q1 2025 Outlook
We expect Q1 revenue to be between $42 million to $44 million, an increase of 43% year-over-year at the mid-point of guidance. Anticipated growth year-over-year reflects a meaningful increase across all business segments but led by wholesale biomass.
We anticipate Q1 biomass production of 144,000 pounds to 146,000 pounds, representing 136% year-over-year growth at the mid-point of guidance.
We project that the average selling price for wholesale biomass will be in the range of $190 to $200 per pound. This compares with $282 million in Q1 2024.
We project that Q1 2025 cost of production will be $130 per pound, compared to $182 per pound in Q1 2024.
We expect consolidated gross profit margin to be approximately 40%, versus 42% last year in Q1. Gross profit margin comparison stems from lower average sales prices being partially offset by reduced cost of production.

We project that adjusted EBITDA will be $1 million to $3 million versus a loss of $1.6 million in the first quarter last year and operating cash flow to be $1 million to $3 million, versus negative $1.9 million last year. Capex is projected to be approximately $9 million, primarily related to Phase III expansion. This will result in an expected cash balance of approximately $36 million at quarter end. Guidance does not include the $11.1 million Employee Retention Tax Credit payments.
Full year 2025 Outlook
We anticipate full year 2025 revenue to be between $220 million and $230 million, an increase of 12% year-over-year at the mid-point of guidance. Anticipated growth year-over-year reflects meaningful increase across business segments and led by wholesale biomass.
We anticipate full year biomass production of 760,000 pounds to 780,000 pounds, representing 27% year-over-year growth at the mid-point of guidance.
We project full year 2025 average selling price for wholesale biomass will be in the range of $215 to $220 per pound. This compares with $245 million in 2024 reflecting continued pricing pressure in California similar to 2024 as well as an increase in trim within the sales mix.
We project that 2025 cost of production will be $112 per pound, compared to $123 per pound in Q1 2024 with the decrease reflecting the benefit of increased scale, achieved operational efficiencies and process improvements which have improved yield from our plants resulting in higher contribution of trim production with very little incremental cost.
We expect consolidated gross profit margin to be approximately 48%, versus 48.5% last year. Gross profit margin comparison stems from lower average sales prices being partially offset by reduced cost of production.
We project that adjusted EBITDA will be in the mid $40 million range and for operating cash flow to be in the low $40 million range, versus $28.4 million last year. This will result in an expected cash balance of approximately $50 million at year-end. This ending cash guidance assumes $30 million of CAPEX primarily for Phase 3 expansion. Guidance does not include the receipt of $11.1 million Employee Retention Tax Credit payments or any additional use of the ATM.
Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).
Unless otherwise stated, all results are in U.S. dollars.

Net Income / Loss
(in thousands)	FY22	FY23	FY24
Revenues, Net	$84,874	$160,836	$200,898
Cost of Goods Sold	64,162	79,867	103,505
Gross Profit	20,712	80,969	97,393
% of Net Revenue	24%	50%	48%

Operating Expenses:
General and Administrative	45,575	52,914	60,126
Sales and Marketing	3,427	2,838	2,418
Professional Fees	9,951	7,304	7,768
Depreciation and Amortization	12,301	14,627	15,044
Impairment	5,851	52,815	6,300
Total Operating Expenses	77,105	130,498	91,656
Income (Loss) from Operations	(56,393)	(49,529)	5,737
Interest Expense	7,608	9,819	9,184
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(28,869)	24,399	(13,724)
Other (Income) Expense, Net	2,218	4,371	(942)
Total Other (Income) Expense, Net	(19,043)	38,589	(5,482)
Income Taxes	(4,385)	9,943	10,498
Net Income (Loss)	$(32,965)	$(98,061)	$721

Adjusted EBITDA
(in thousands)	FY22	FY23	FY24
Net Income (Loss) (GAAP)	$(32,965)	$(98,061)	$721
Depreciation and Amortization	12,301	14,627	15,044
Interest Expense	7,608	9,819	9,184
Income Tax Expense	(4,385)	9,943	10,498
EBITDA (Non-GAAP)	(17,441)	(63,672)	35,447
Adjustments:
Share-Based Compensation	12,756	7,637	13,098
Stock Appreciation Rights Expense	(35)	219	262
(Gain) Loss on Equity Method Investments	2,007	2,102	(14)
Change in Fair Value of Derivative Asset	30	28	(690)
Impairment Expense for Goodwill	5,851	37,912	—
Impairment Expense for Intangible Assets	—	14,903	6,300
Change in Fair Value of Contingent Liabilities and Shares Payable	(28,869)	24,399	(13,724)
Start Up Costs	1,180	—	—
Non-Operational Related Professional Fees	2,261	—	—
Employee Retention Tax Credit	—	—	(423)
Loan Amendment Fee	—	1,000	—
Adjusted EBITDA (Non-GAAP)	$(22,260)	$24,528	$40,256

Select Cash Flow Information
(in thousands)	FY22	FY23	FY24
Net Income (Loss)	$(32,965)	$(98,061)	$721
Depreciation and Amortization	12,301	14,627	15,044
Share-Based Compensation	12,756	7,637	13,098
Impairment Expense for Goodwill and Intangibles	5,851	52,815	6,300
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(28,869)	24,399	(13,724)
Other	(5,857)	7,948	2,908
Cash From Net Income (Loss)	(36,783)	9,365	24,347
Accounts Receivable	(1,579)	(172)	(1,481)
Income Taxes Receivable	—	—	(1,929)
Prepaid Expenses and Other Current Assets	(1,566)	3,883	(3,902)
Inventory	(674)	2,361	(5,412)
Other Assets	(2,285)	191	215
Accounts Payable and Accrued Liabilities	473	5,985	8,413
Income Taxes Payable	1,994	278	(5,471)
Other	(365)	1,333	13,612
Working Capital Impact	(4,002)	13,859	4,045
Operating Activities Cash Flow	(40,785)	23,224	28,392

Purchases of Property and Equipment	(27,766)	(12,309)	(10,294)
Other	(1,434)	(405)	—
Investing Activities Cash Flow	(29,200)	(12,714)	(10,294)

Proceeds from the Issuance of Preferred Shares and Notes Payable	41,379	15,363	—
Payments on Notes Payable, Third Parties and Related Parties	(9,888)	(696)	(7,557)
Distributions to Preferred Shareholders	(4,000)	(6,331)	(7,749)
Other	2,571	(466)	1,607
Financing Activities Cash Flow	30,062	7,870	(13,699)

Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	(39,923)	18,380	4,399
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	54,067	14,144	32,524
Cash, Restricted Cash and Cash Equivalents, End of Period	$14,144	$32,524	$36,923

Select Balance Sheet Information
(in thousands)	FY22	FY23	FY24
Cash and Restricted Cash	$14,144	$32,524	$36,923
Accounts Receivable, Net	4,789	3,979	5,221
Income Taxes Receivable	—	—	1,929
Prepaid Expenses and Other Current Assets	7,755	3,873	7,775
Inventory	10,950	8,840	14,252
Notes Receivable	1,256	—	—
Total Current Assets	38,894	49,216	66,100
Operating and Finance Lease Right-of-Use Assets, Net	11,134	10,860	10,736
Long Term Investments	4,246	2,327	2,341
Property, Plant and Equipment, Net	216,431	215,686	212,252
Intangible Assets, Net and Goodwill	73,719	21,213	14,200
Deferred Tax Asset	1,512	—	—
Other Assets	4,693	4,473	4,873
TOTAL ASSETS	$350,629	$303,775	$310,502

Accounts Payable and Accrued Liabilities	$21,969	$26,932	$31,128
Income Taxes Payable	7,601	7,879	2,408
Contingent Shares and Earnout Liabilities	14,657	34,589	20,265
Shares Payable	8,589	8,570	2,579
Current Portion of Operating and Finance Lease Liabilities	1,145	1,839	2,454
Current Portion of Notes Payable	40	7,550	7,644
Total Current Liabilities	54,001	87,359	66,478
Operating and Finance Lease Liabilities, Net of Current Portion	10,073	9,224	8,548
Other Non-Current Liabilities	2,802	5,443	20,869
Notes Payable, Net of Current Portion	62,619	56,513	50,552
TOTAL LIABILITIES	129,495	158,539	146,447
Preferred Equity Series B, C and D	56,534	78,153	86,363
Additional Paid-In Capital, Accumulated Deficit and Non-Controlling Interest	164,600	67,083	77,692
TOTAL SHAREHOLDERS' EQUITY	221,134	145,236	164,055
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$350,629	$303,775	$310,502

Net Income / Loss
(in thousands)	Q4 2023	Q3 2024	Q4 2024
Revenues, Net	$40,429	$63,821	$53,039
Cost of Goods Sold	22,417	30,379	30,288
Gross Profit	18,012	33,442	22,751
% of Net Revenue	45%	52%	43%

Operating Expenses:
General and Administrative	13,286	14,424	14,808
Sales and Marketing	634	620	639
Professional Fees	1,898	891	1,354
Depreciation and Amortization	3,545	3,731	3,874
Impairment	31,817	6,300	—
Total Operating Expenses	51,180	25,966	20,675
Income (Loss) from Operations	(33,168)	7,476	2,076
Interest Expense	3,033	2,255	2,130
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	5,913	17	(12,296)
Other (Income) Expense, Net	219	(523)	(443)
Total Other (Income) Expense, Net	9,165	1,749	(10,609)
Income Taxes	(4,218)	8,935	526
Net Income (Loss)	$(38,115)	$(3,208)	$12,159

Adjusted EBITDA
(in thousands)	Q4 2023	Q3 2024	Q4 2024
Net Income (Loss) (GAAP)	$(38,115)	$(3,208)	$12,159
Depreciation and Amortization	3,545	3,731	3,874
Interest Expense	3,033	2,255	2,130
Income Tax Expense	(4,218)	8,935	526
EBITDA (Non-GAAP)	(35,755)	11,713	18,689
Adjustments:
Share-Based Compensation	1,909	2,947	3,258
Stock Appreciation Rights Expense	119	25	(159)
Gain on Equity Method Investments	(35)	(45)	(45)
Change in Fair Value of Derivative Asset	(195)	(539)	(6)
Impairment Expense for Goodwill	23,768	—	—
Impairment Expense for Intangible Assets	8,049	6,300	—
Change in Fair Value of Contingent Liabilities and Shares Payable	5,913	17	(12,296)
Employee Retention Tax Credit	—	—	(423)
Adjusted EBITDA (Non-GAAP)	$3,773	$20,418	$9,018

Select Cash Flow Information
(in thousands)	Q4 2023	Q3 2024	Q4 2024
Net Income (Loss)	$(38,115)	$(3,208)	$12,159
Depreciation and Amortization	3,545	3,731	3,874
Share-Based Compensation	1,909	2,947	3,258
Impairment Expense for Goodwill and Intangibles	31,817	6,300	—
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	5,913	17	(12,296)
Other	2,479	296	778
Cash From Net Income (Loss)	7,548	10,083	7,773
Accounts Receivable	687	(251)	2,653
Income Taxes Receivable	—	(1,311)	(618)
Prepaid Expenses and Other Current Assets	92	(1,937)	(1,472)
Inventory	3,122	(2,265)	2,516
Other Assets	293	(3)	42
Accounts Payable and Accrued Liabilities	1,902	(916)	(934)
Income Taxes Payable	(12,812)	(3,320)	(1,984)
Other	608	13,095	216
Working Capital Impact	(6,108)	3,092	419
Operating Activities Cash Flow	1,440	13,175	8,192

Purchases of Property and Equipment	(6,075)	(1,417)	(2,560)
Other	(183)	—	—
Investing Activities Cash Flow	(6,258)	(1,417)	(2,560)

Proceeds from the Issuance of Preferred Shares and Notes Payable	4,120	—	—
Payments on Notes Payable, Third Parties and Related Parties	(658)	(1,888)	(1,891)
Distributions to Preferred Shareholders	(1,940)	(1,938)	(1,938)
Other	(2,073)	1,249	60
Financing Activities Cash Flow	(551)	(2,577)	(3,769)

Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	(5,369)	9,181	1,863
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	37,893	25,879	35,060
Cash, Restricted Cash and Cash Equivalents, End of Period	$32,524	$35,060	$36,923

Select Balance Sheet Information
(in thousands)	Q4 2023	Q3 2024	Q4 2024
Cash and Restricted Cash	$32,524	$35,060	$36,923
Accounts Receivable, Net	3,979	7,892	5,221
Income Taxes Receivable	—	1,311	1,929
Prepaid Expenses and Other Current Assets	3,873	6,303	7,775
Inventory	8,840	16,768	14,252
Total Current Assets	49,216	67,334	66,100
Operating and Finance Lease Right-of-Use Assets, Net	10,860	10,591	10,736
Long Term Investments	2,327	2,296	2,341
Property, Plant and Equipment, Net	215,686	213,218	212,252
Intangible Assets, Net and Goodwill	21,213	14,381	14,200
Other Assets	4,473	4,909	4,873
TOTAL ASSETS	$303,775	$312,729	$310,502

Accounts Payable and Accrued Liabilities	$26,932	$32,753	$31,128
Income Taxes Payable	7,879	4,392	2,408
Contingent Shares and Earnout Liabilities	34,589	32,165	20,265
Shares Payable	8,570	2,975	2,579
Current Portion of Operating and Finance Lease Liabilities	1,839	2,383	2,454
Current Portion of Notes Payable	7,550	7,553	7,644
Total Current Liabilities	87,359	82,221	66,478
Operating and Finance Lease Liabilities, Net of Current Portion	9,224	8,386	8,548
Other Non-Current Liabilities	5,443	20,191	20,869
Notes Payable, Net of Current Portion	56,513	52,200	50,552
TOTAL LIABILITIES	158,539	162,998	146,447
Preferred Equity Series B, C and D	78,153	83,773	86,363
Additional Paid-In Capital, Accumulated Deficit and Non-Controlling Interest	67,083	65,958	77,692
TOTAL SHAREHOLDERS' EQUITY	145,236	149,731	164,055
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$303,775	$312,729	$310,502

Notes Payable and Preferred Equity
(in thousands)	Q2 2024	Q3 2024	Q4 2024	Comments
Notes Payable
Secured Credit Facility	$45,625	$43,750	$41,875	Maturity was 11/30/2026. On 2/28/2025, the Company entered into a Senior Secured Credit Facility for an aggregate principal amount of $50 million, maturing 2/28/2030. Proceeds from the Senior Secured Credit Facility were used to repay the remaining balance of the Secured Credit Facility in the amount of $40.6 million on 2/28/2025.

Series A	11,895	11,895	11,895	8% semiannual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	4,111	8% semiannual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Plus Convertible Debt	16,006	16,006	16,006

Other	(380)	(3)	315	Mostly original issue discount
Notes Payable Total	$61,251	$59,753	$58,196

Preferred Equity
Series B	$60,881	$62,675	$65,084	Currently at 22.5% dividend with 10% cash payment
Series C	5,927	6,098	6,279	Currently at 22.5% dividend with 10% cash payment
Series D	15,000	15,000	15,000	Currently at 15% dividend with 15% cash payment
Preferred Equity Total	$81,808	$83,773	$86,363

Cash Payments
Debt Amortization	$1,889	$1,889	$1,889	$625K per month
Cash Interest	1,467	1,540	1,474	Currently 12% interest rate on the secured credit facility, index is Prime +5.25%, min. 10%, max. 12%
Debt Service	3,356	3,429	3,363

Series B	1,247	1,250	1,250	10% annual rate until 2/28/27 when it increases to 20%
Series C	125	125	125	10% annual rate until 6/30/27 when it increase to 20%
Series D	563	563	563	15% annual rate until 8/24/28 when it increase to 20%
Preferred Equity Dividends	1,935	1,938	1,938

Total Debt Service and Dividends	$5,291	$5,367	$5,301

Dividend Rates for Series B, C, and D
	22.5%	25.0%	20.0%
Series B	8/31/2024	8/31/2025	2/28/2027	Currently at 22.5% dividend with 10% cash payment
Series C	12/30/2024	12/30/2025	6/30/2027	Currently at 22.5% dividend with 10% cash payment
Series D			8/24/2028	Currently at 15% dividend with 15% cash payment
*Dividend in excess of cash dividend is paid out as PIK, outstanding preferred equity balance compounds quarterly.

Equity Table
(in thousands, except share price)	Q4 2024	Q3 2024	Change	Comments
Total Equity and Exchangeable Shares	76,906	76,271	635	Exercise of RSU's, ISO's, issuance of shares for payment on convertible debentures and issuance of shares for At-the-Market Program
Warrants
Series D	2,980	2,980	—	Exercise price of $6.00 with an expiration date of August 2028
Series C	1,000	1,000	—	Exercise price of $5.00 with an expiration date of August 2027
Series B	9,739	9,747	(8)	Exercise price of $5.00 with an expiration date of August 2027
SPAC	30,665	30,665	—	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	44,384	44,392	(8)

Stock Options	529	600	(71)	Exercise Price of $3.08 with expiration dates from April 2025 to January 2026
RSUs	3,334	3,463	(129)	Up to 3-year vesting through 2027
Total	3,863	4,063	(200)

Share Price at Quarter End	$5.79	$9.19	$(3.40)

Convertible Debentures
Series A	$11,895	$11,895	$—	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	—	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total Convertible Debentures	$16,006	$16,006	$—
Number of Shares if Converted Assuming Share Price at Quarter End	2,764	1,742	1,023

Revenue
(in thousands)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2022	FY 2023	FY 2024
Retail (B2C)	$9,373	$10,073	$10,058	$9,574	$9,921	$10,885	$11,214	$11,796	$26,731	$39,078	$43,816
Wholesale CPG (B2B)	3,715	3,954	4,290	4,103	4,253	3,979	4,777	4,987	16,770	16,062	17,996
Wholesale Biomass (B2B)	14,467	30,638	33,839	26,752	15,926	39,074	47,830	36,256	41,373	105,696	139,086
Total	$27,555	$44,665	$48,187	$40,429	$30,100	$53,938	$63,821	$53,039	$84,874	$160,836	$200,898

Sequential % Change
Retail (B2C)	(12)%	7%	—%	(5)%	4%	10%	3%	5%
Wholesale CPG (B2B)	(1)%	6%	8%	(4)%	4%	(6)%	20%	4%
Wholesale Biomass (B2B)	(7)%	112%	10%	(21)%	(40)%	145%	22%	(24)%
Total	(8)%	62%	8%	(16)%	(26)%	79%	18%	(17)%

% Change to Prior Year
Retail (B2C)	93%	108%	56%	(10)%	6%	8%	11%	23%	23%	46%	12%
Wholesale CPG (B2B)	70%	—%	(38)%	10%	14%	1%	11%	22%	(13)%	(4)%	12%
Wholesale Biomass (B2B)	182%	358%	142%	71%	10%	28%	41%	36%	87%	155%	32%
Total	126%	188%	77%	35%	9%	21%	32%	31%	34%	89%	25%

Gross Profit
(in thousands)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2022	FY 2023	FY 2024
Retail (B2C)	$5,281	$5,486	$5,594	$5,190	$5,253	$5,162	$4,952	$5,396	$11,498	$21,551	$20,763
Wholesale CPG (B2B)	1,128	239	241	(385)	1,065	886	1,398	1,168	76	1,223	4,517
Wholesale Biomass (B2B)	6,165	18,647	20,176	13,207	6,208	22,626	27,092	16,187	9,138	58,195	72,113
Total	$12,574	$24,372	$26,011	$18,012	$12,526	$28,674	$33,442	$22,751	$20,712	$80,969	$97,393

% of Revenue
Retail (B2C)	56%	54%	56%	54%	53%	47%	44%	46%	43%	55%	47%
Wholesale CPG (B2B)	30%	6%	6%	(9)%	25%	22%	29%	23%	—%	8%	25%
Wholesale Biomass (B2B)	43%	61%	60%	49%	39%	58%	57%	45%	22%	55%	52%
Total	46%	55%	54%	45%	42%	53%	52%	43%	24%	50%	48%

Wholesale Biomass Production and Cost per Pound
	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2022	FY 2023	FY 2024
Equivalent Dry Pounds of Production	48,099	103,336	101,825	103,462	61,392	149,717	232,295	165,074	193,723	356,722	608,478
% Change to Prior Year	188%	282%	36%	37%	28%	45%	128%	60%	100%	84%	71%

Cost per Equivalent Dry Pounds of Production	$196	$139	$118	$121	$182	$148	$103	$110	$144	$136	$123
% Change to Prior Year	(18)%	(12)%	(12)%	(5)%	(7)%	6%	(13)%	(9)%	(24)%	(6)%	(10)%

Ending Operational Canopy (000 sq. ft)	959	959	959	959	959	1,525	1,525	1,525	959	959	1,525

Wholesale Biomass Sold and Average Selling Price per Pound
	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2022	FY 2023	FY 2024
Equivalent Dry Pounds Sold	49,923	90,174	100,661	98,199	56,432	137,866	209,175	164,660	172,392	338,957	568,133
% Change to Prior Year	179%	354%	47%	49%	13%	53%	108%	68%	149%	97%	68%
Equivalent Dry Pounds Sold Average Selling Price	$290	$340	$336	$272	$282	$283	$229	$220	$218	$312	$245
% Change to Prior Year	54%	43%	65%	15%	(3)%	(17)%	(32)%	(19)%	(6)%	43%	(21)%
Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.
Conference Call
The Company will host a conference call to discuss the results today, March 25, 2025, at 5:00 p.m. Eastern Time.

Webcast and Replay:	Register Here
Dial-In Number:	1.800.715.9871
Conference ID:	5311439#
(replay available for approximately 30 days)
In addition, content related to the earnings call including a transcript and audio recording of the call, as well as the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations for the period (upon completion), will be posted to the Company’s website and can be found here. Content from previous reporting periods is also available.
Non-GAAP Financial Measures
Glass House defines EBITDA as Net Income (Loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (gain) on equity method investments, impairment expense for goodwill and intangible assets, change in fair value of derivative liabilities, change in fair value of contingent liabilities and shares payable, certain debt-related fees, acquisition related professional fees, and non-operational start-up costs.
EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non- GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.
The Company has provided a table above that provides a reconciliation of the Company's Net Income (Loss) (GAAP) to Adjusted EBITDA for the three months ended December 31, 2024 compared to the three months ended December 31, 2023 and three months ended September 30, 2024 and Net Income (Loss) (GAAP) to Adjusted EBITDA for the year ended December 31, 2024 compared to the year ended December 31 2023, and the year ended December 31, 2022.

Footnotes and Sources:
1.EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.
2.Equivalent Dry Pound Production includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.
3.Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.
About Glass House Brands
Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.
Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s: ability to further deliver strong operational and financial results; ability to continue growing high quality cannabis at the lowest cost; statement that California, the most competitive cannabis market in the world, is experiencing pricing at levels which the Company would describe as destructive, meaning many cultivators in the state are likely having “going concern” issues; statement that while the Company expects lower prices to continue in the short-term, longer-term management expects Glass House will benefit, as the Company is built to weather market cycles and emerge even stronger; statement that consolidation has always been the Company’s thesis which the company sees as an opportunity to expand market share; statement that the Company commenced commercial operation of Greenhouse 5 in January; statement the Company completed Phase II expansion at its SoCal

Farm and Greenhouse 5 had its first full quarter of production and sales in Q2; statement that production volumes, quality and yields from this facility have all substantially exceeded our original expectations; statement that the Company expects to start generating revenue from Greenhouse 2 by the fourth quarter of 2025, with Greenhouse 2 production estimated at 275,000 pounds of cannabis in its first full year of production; statement the Company secured a new $50 million senior secured credit facility that strengthens its balance sheet, significantly improves cash flow and pushes out the maturity of senior secured debt into 2030; statement the Company exited the year strongly, with fourth quarter results exceeding initial guidance across most key metrics including revenue, gross margin, cultivation cost per pound, average selling price, adjusted EBITDA and operating cash flow; statement the Company anticipates near-term pricing challenges in California will persist; statement that guidance for the first quarter of 2025 based on the strength of fourth quarter and year end results and current trends in 2025 and this guidance does not contain any impact from potential Greenhouse 2 expansion; guidance that Q1 2025 revenue is projected to be between $42 million to $44 million; guidance that full year revenue will be between $220 million and $230 million; guidance that Q1 biomass production will reach 144,000 to 146,000 pounds; guidance that full year 2025 biomass production will reach 760,000 to 780,000 pounds; guidance that the Company’s Q1 2025 average selling price for wholesale biomass is projected to be $190 to $200 per pound; guidance that the Company’s full year 2025 average selling price for wholesale biomass is projected to be $215 to $220 per pound; guidance that Q1 2025 cost of production is projected to be $130 per pound; guidance that full year 2025 cost of production is projected to be $112 per pound; guidance that Q1 2025 consolidated gross margin is expected to be approximately 40%, as gross margin comparison stems from lower average sales prices being partially offset by reduced cost of production; guidance that the Company expects Q1 2025 Adjusted EBITDA to be a positive $1 million to $3 million and operating cash flow to be $1 million to $3 million; guidance that the Company expects Q1 2025 cash to be around $36 million, and that this figure does not includes the $11.5 million Employee Retention Tax Credit payments Glass House expects to begin receiving in 2025; guidance that the Company expects full year 2025 Adjusted EBITDA to be in a range of $42.5 million to $47.5 million and operating cash flow to be $40 million to $42 million; guidance that the Company expects full year 2025 cash to be approximately $50 million at year-end, and that this figure does not includes the $11.5 million Employee Retention Tax Credit payments Glass House expects to begin receiving in 2025.
Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements do not guarantee future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company's Annual Information Form and other public filings on SEDAR+ at www.sedarplus.ca. Accordingly, readers should not place undue reliance on forward-looking statements.
For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:
Glass House Brands Inc.
Jon DeCourcey, Vice President of Investor Relations
T: (781) 724-6869
E: ir@glasshousebrands.com
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouse@kcsa.com